HEARTLAND GROUP, INC.
FORM N-SAR:  JUNE 30, 2004

TRANSMITTAL LETTER

VIA EDGAR

Securities and Exchange Commission
RE:  Form N-SAR
        June 30, 2004

Ladies and Gentleman:

Attached for filing herewith is the Form N-SAR for Heartland Group, Inc. This form is being filed solely for the series of the Registrant designated as Heartland Select Value Fund, Heartland Value Plus Fund, and Heartland Value Fund.

The other series, designated as the Heartland Taxable Short Duration Municipal Fund, Heartland Short Duration High-Yield Municipal Fund, and the Heartland High-Yield Municipal Bond Fund, were placed into Receivership on March 21, 2001, and are not included in this filing.

By (Signature and Title)* /s/ Nicole J. Best
                              Nicole J. Best
            Treasurer & Principal Accounting Officer










SUB-ITEM 77C
SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

	On January 20 2004, a special meeting of shareholders of the Heartland Select Value, Heartland Value Plus and Heartland Value Funds (the "Heartland Funds") was held upon the presence of a quorum. The purpose of the meeting was to elect four nominees to the Board of Directors. The nominees were selected by the nominating committee of the Board of Directors. None of the members of the nominating committee were "interested persons" (as defined in the Investment Company Act) of Heartland Funds or Heartland Advisors. The nominees included three current directors (William J. Nasgovitz, Dale J. Kent and Lawrence M. Woods) and a new nominee (Michael D. Dunham). All four nominees were elected, each having received a majority of the votes cast, and now comprise the entire Board. As a result of this election, 75% of the directors are not "interested persons" of Heartland Funds or Heartland Advisors.
	The specific voting results were as follows:
Election of Directors

      % of Outstanding Shares     % of Shares Voted
      Approve      Withheld	Approve      Withheld

William J. Nasgovitz
	71.285%	    5.156%	93.255%       6.745%
Dale J. Kent
        73.313      3.128       95.908        4.092
Lawrence M. Woods
        73.282      3.159       95.868        4.132
Michael D. Dunham
         73.374     3.067       95.988        4.012


SUB-ITEM 77E
LEGAL PROCEEDINGS

As disclosed in the Heartland Funds most recent semi-annual report:

On July 18, 2002, pursuant to a stipulation and following a fairness hearing, the U.S. District Court for the Eastern District of Wisconsin approved a settlement of a consolidated class action brought by shareholders of the Heartland High-Yield Municipal Bond Fund and the Heartland Short Duration High-Yield Municipal Fund (together, the "High-Yield Funds"), in which Heartland Group, Inc. (the "Corporation"), Heartland Advisors, Inc. (the "Advisor"), the High-Yield Funds and certain other parties were named as defendants. The litigation arose out of a repricing of the securities in the High-Yield Funds in October 2000. The High-Yield Funds have been in receivership since March 2001. Under the terms of the settlement, the Corporation, the Advisor, the High-Yield Funds, and certain related parties were dismissed and released from all claims in the class action upon establishment of a settlement fund for
the benefit of the class plaintiffs.   Neither the Corporation nor any
of its separate funds, directors, or officers were required to contribute to the settlement fund (although an affiliate of the Advisor did make a substantial contribution to facilitate settlement). Subsequently, all other suits filed by persons who opted out of the class action settlement were also settled without any contribution from the Corporation, its funds, directors or officers.
On December 11, 2003, the SEC filed a civil complaint in United States District Court for the Eastern District of Wisconsin (Civil Action No. 03C1427) relating to the High-Yield Funds against the Advisor; William
J. Nasgovitz, President of the Advisor, President and a director of the Corporation and a member of the portfolio management teams for the Heartland Value Plus and Value Funds; Paul T. Beste, Chief Operating Officer of the Advisor and Vice President of the Corporation; Kevin
D. Clark, an officer of the Advisor; certain former officers of the Advisor; Hugh Denison, a former director of the Corporation who presently serves as Senior Vice President of the Advisor and as a member of the portfolio management team for the Heartland Select Value Fund; and others.
The SEC alleges various violations of the federal securities laws with respect to the pricing of securities owned by the High-Yield Funds and the related calculation of the High-Yield Funds' net asset value per share from March 2000 to March 2001; disclosures in the prospectus, other Commission filings and promotional materials for the High-Yield Funds relating to risk management, credit quality, liquidity and pricing; breach of fiduciary duty; the sale in September and October 2000 by certain individual defendants of shares of the High-Yield Funds while in possession of material, non-public information about those funds; and the disclosure of material, non-public information to persons who effected such sales.
The SEC seeks civil penalties and disgorgement of all gains received by the defendants as a result of the conduct alleged in the complaint, a permanent injunction against the defendants from further violations of the applicable federal securities laws, and such other relief as the court deems appropriate.
In February 2004, the Advisor, and Messrs. Nasgovitz, Beste, Denison and Clark filed their answers to the SEC's complaint, denying the allegations and claims made therein and raising affirmative defenses.

The complaint does not involve the Corporation, the Heartland Select Value, Value Plus or Value Funds (the "Funds"), any portfolio manager of those Funds (other than Mr. Nasgovitz and Mr. Denison) or any of the current independent directors of the Corporation. However, an adverse outcome for the Advisor and/or its officers named in the complaint could result in an injunction that would bar the Advisor from serving as investment advisor to the Funds or bar such officers from continuing to serve in their official capacities for the Advisor. The Advisor has advised the Funds that, if these results occur, the Advisor will see exemptive relief from the SEC to permit it to continue serving as investment advisor to the Funds. There is no assurance that the SEC will grant such exemptive relief.